EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

						Six Months
	Year Ended December 31,					Ended June 30,
	2001	2002	2003	2004	2005	2006
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$496	$1,992	$2,661	$(4,364)	$3,468	$4,451
Plus: Income Taxes	359	1,727	1,753	(2,476)	2,248	2,989
Fixed Charges	10,615	7,321	5,494	4,761	10,841	8,491

Earnings Available for Fixed Charges	11,470	11,040	9,908	(2,079)	16,557	15,931

Fixed Charges:
Interest Expense	10,295	6,996	5,225	4,454	10,438	8,305
Estimate Portion of Rental Expense Equivalent to Interest	320	325	269	307	403	186

Total Fixed Charges	10,615	7,321	5,494	4,761	10,841	8,491

Ratio of Earnings to Fixed Charges	1.1	1.5	1.8	-0.4	1.5	1.9

Calculation of Rental Expense Equivalent to Interest
Rental Expense	959	974	806	921	1,209	559
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%

Estimate Portion of Rental Expense Equivalent to Interest	320	325	269	307	403	186